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                                                                     EXHIBIT 5.3

            [LETTERHEAD OF TEXADA CAPITAL CORPORATION APPEARS HERE]


October 18, 1999


Special Finance Committee of the Board of Directors
College Television Network, Inc.
5784 Lake Forest Drive, Suite 275
Atlanta, GA 30328


Dear Members of the Special Finance Committee of the Board of Directors:

     You have requested the opinion of Texada Capital Corporation ("TCC") as to the fairness, from a financial point of view, as of the date hereof, to the shareholders of College Television Network, Inc. (the "Company" or "CTN"), excluding U-C Holdings, L. L. C., of certain consideration to be received by the Company pursuant to the terms of an Amended and Restated Purchase Agreement by and between CTN and U-C Holdings, L. L. C. (" Holdings"), dated as of October 18, 1999 (the "Restated Purchase Agreement"). Pursuant to the Restated Purchase Agreement, the Company will issue and sell 766,666 shares of $.001 par value convertible preferred stock (the "Series A Preferred") to Holdings in a series of closings for an aggregate purchase price of $11,500,000 (the "Matching Issuances"). The last closing will be completed no later than August 30, 2000.

     As a condition precedent to making any loans under its $12,000,000 credit facility with the Company, set forth in a Credit Agreement originally dated July 26, 1999 (the "LaSalle Agreement"), LaSalle Bank National Association ("LaSalle") has required the Company to obtain a $12,000,000 equity infusion, as described in an amendment to the LaSalle Agreement (the "Second Amendment to the LaSalle Agreement"). The Company received a $500,000 equity infusion on October 8, 1999. The Matching Issuances represent the balance of the required equity infusion.
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Special Finance Committee
College Television Network, Inc.
October 18, 1999
Page Two

     Texada Capital Corporation, as a customary part of its investment banking business, is engaged regularly in the valuation of companies, assets and securities in connection with mergers, acquisitions, private placements, ESOPs and estate planning on behalf of shareholders, corporations and estates.

     In arriving at our opinion, we have, among other things: (i) reviewed the historical financial performance, current financial position and general prospects of the Company, including its working capital position, current financing options and cost of capital; (ii) reviewed certain current, publicly available financial and other information concerning the Company; (iii) reviewed the stock market performance and trading activity of the Company's stock; (iv) studied and analyzed the consolidated financial and operating data of the Company; (v) considered the terms and conditions of the Restated Purchase Agreement and the terms of the Series A Preferred; (vi) communicated with members of the Special Finance Committee of the Board of Directors and certain members of the Company's senior management to discuss the Company's working capital needs, operations, historical financial statements, future prospects and alternative sources of capital; (vii) compared certain financial and stock market information for the Company with similar information for certain other comparable companies whose securities are publicly traded; (viii) compared the financial terms, to the extent publicly available, of acquisitions of certain companies to the valuation currently attributed to the Company in the marketplace; (ix) compared the characteristics of certain publicly traded convertible preferred stocks with the Series A Preferred; and (x) conducted such other financial analyses and investigations as we deemed appropriate.

     Our financial analysis was based upon, but not limited to, a review of the following documents and information examined during the course of our analysis:
(i) the Restated Purchase Agreement; (ii) the Series A Convertible Preferred Stock Terms; (iii) Company SEC filings, including 10-KSBs, 10-QSBs, and 8-Ks;
(iv) the Company's financial statements for the period ended June 30, 1999; (v) the Company's financial projections for 1999 and 2000; (vi) a Share Purchase Agreement, dated as of October 18,1999, by and among e-palette, inc. and certain purchasers, including the Company; (vii) a Confidential Business Plan & Proforma Statements prepared by e-palette, inc.; (viii) the trading activity of the Company's stock; (ix) the LaSalle Agreement, the First Amendment to the LaSalle Agreement dated August 31, 1999, and the Second Amendment to the LaSalle Agreement; and (x) the letter, dated March 1, 1999, from Willis Stein & Partners, L. L. C. to PricewaterhouseCoopers, the Company's auditors (the "Willis Stein Letter").

     Our opinion is given in reliance upon information and representations made or given by the Company and its officers, directors, auditors, counsel and other agents, and on filings and
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Special Finance Committee
College Television Network, Inc.
October 18, 1999
Page Three

other information provided by the Company including financial statements, financial projections, and stock price data, as well as certain industry and other information from recognized independent sources. With respect to the financial forecasts and projections made available to us, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the preparers of such documents. We express no opinion as to the reasonableness of such forecasts or projections or the assumptions upon which they are based. We have not independently verified any information, whether publicly available or furnished to us, concerning the Company nor other data which we have considered in our review and, for purposes of the opinion set forth below, we have assumed and relied upon the accuracy and completeness of all such information and data. Additionally, we assume that all the corporate actions required by the Company relating to the Matching Issuances and all related documents are in all respects duly authorized and consistent with all applicable law.

     Of special relevance to our opinion are (i) discussions with the chief financial officer and other officers of the Company with respect to the working capital needs of the Company, including discussions in Atlanta, GA on October 11 and October 12, 1999; (ii) the revised financial projections of the Company for the years 1999 and 2000 (the "Revised Projections"), mandated by the members of the Board of Directors of the Company at their September 16, 1999 meeting; (iii) the Second Amendment to the LaSalle Agreement which requires, as a condition to any funding under the LaSalle Agreement, a dollar-for-dollar equity infusion into the Company for every dollar drawn under the $12,000,000 credit facility provided for in the LaSalle Agreement; (iv) the Revised Projections which show a draw down of all funds available under the LaSalle Agreement and usage of all proceeds derived from the Matching Issuances by August 30, 2000; (v) the statement in Section 5.17 of the Restated Purchase Agreement which acknowledges that the Company has operated at a loss and has had negative cash flow since October 31, 1998; (vi) the Willis Stein Letter which agrees to infuse working capital into the Company to fund cash flow deficits, if any, during 1999; (vii)
Section 11.1 of the LaSalle Agreement which requires a cash equity infusion from Holdings of not less than $3,800,000, and a total cash equity infusion of $5,000,000 from Holdings and the holders of certain warrants, as a condition precedent to the making of working capital loans to the Company under the LaSalle Agreement, which condition has already been met and is in addition to the equity infusion referred to in (iii) above; (viii) the provisions of the LaSalle Agreement which give LaSalle a security interest in substantially all of the assets of the Company; and (ix) the provisions of the $17,000,000 Credit Agreement, dated as of August 31, 1999, by and among Armed Forces Communications, Inc. d/b/a Market Place Media ("Armed Forces") and various lenders, led by Canadian Imperial Bank of Commerce ("CIBC"), which (X) gave the lenders thereunder a security interest in substantially all of the assets of Armed Forces, the Company's
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Special Finance Committee
College Television Network, Inc.
October 18, 1999
Page Four

only subsidiary, (Y) provided $15,000,000 in funds for the acquisition of Armed Forces, and (Z) provided a $2,000,000 revolver for Armed Forces which is fully committed.

     With regard to financial and other information relating to the general prospects of the Company, we have assumed that such information has been reasonably prepared on a basis that reflects the best currently available estimates and judgments of the management of the Company with respect to its most likely future performance.

     Our opinion is necessarily based upon economic, financial, and other conditions as they exist, and on the information made available to us, as of the date of this letter. It should be understood that although subsequent events may affect this opinion, we do not have any obligation to update, revise, or reaffirm this opinion. We are expressing no opinion on (i) the Company's ability to meet its projections, (ii) the Company's solvency, (iii) the Company's ability to continue as a going concern, (iv) the Company's prospects for future financings, cost reductions or other possible transactions, (v) the merits of the investment in e-palette, inc., or (vi) provisions of the bankruptcy laws in the event of the insolvency of either the Company or Armed Forces. We are expressing no opinion on the Company's ability to achieve breakeven or better in its operations, nor are we expressing an opinion as to the prices at which the common shares of the Company will actually trade at any time.

     Our opinion does not constitute a recommendation to the Board of Directors of the Company and does not constitute a recommendation to any stockholder as to how such stockholder should vote, to the extent that any vote is required, on the Matching Issuances.

     This letter is for the information of the Special Finance Committee of the Company's Board of Directors only in their evaluation of the Matching Issuances of 766,666 shares of Series A Preferred in a series of closings with the last closing to be completed no later than August 30, 2000, and may not be relied upon by any other person. This letter is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without our prior written consent; provided, however, that this opinion may be included in its entirety in an 8-K filing with the SEC made by the Company with respect to the Matching Issuances.
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Special Finance Committee
College Television Network, Inc.
October 18, 1999
Page Five

     Based on the foregoing and such other factors as we deem relevant, it is our opinion that, as of the date hereof, the consideration to be received by the Company for the Matching Issuances, the last of which must occur no later than August 30, 2000, is fair, from a financial point of view, to the stockholders of the Company, excluding Holdings.

                              Sincerely,



                              /s/ Texada Capital Corporation
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                              Texada Capital Corporation